[Mobility Electronics, Inc.]
July 20, 2007
Kathleen Collins
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re: Mobility Electronics, Inc. Form 10-K for Fiscal Year Ended December 31, 2006 Filed March 16, 2007 (“Form 10-K”) File No. 000-30907
Dear Ms. Collins:
     On behalf of Mobility Electronics, Inc. (the “Company”), this letter is in response to the comments contained in the Staff’s letter (the “Comment Letter”) dated July 9, 2007, regarding the Company’s above-identified Form 10-K.
     Please note that while the Staff’s letter was addressed to the Company’s former President and Chief Executive Officer, Charles Mollo. For future reference, as of June 11, 2007, Michael D. Heil serves as the Company’s new President and Chief Executive Officer.
     The responses set forth below correspond to the numbers assigned in the Comment Letter.
Form 10-K for the Year Ended December 31, 2006
Note 2: Summary of Significant Accounting Policies
(n) Stock-Based Compensation, page 51
1.	We note that as a result of a review of your historical stock option granting practices and related accounting, the Company determined that incorrect measurement dates were used with respect to the accounting for certain previously granted stock options, primarily during the years 2000 through 2004. We further note that the Company recorded a cumulative adjustment in general

Kathleen Collins
July 20, 2007

and administrative expenses during fiscal 2006 as you determined that the effect of the incorrect measurement dates was not material to any prior fiscal year or interim periods in fiscal 2006. Please provide your SAB 99 materiality analysis explaining how you determined that the errors related to each prior period were immaterial on both a quantitative and qualitative basis. Please ensure your response addresses all of the qualitative factors outlined in SAB 99 and any other relevant qualitative factors. Additionally, tell us how you considered disclosing the information in the “Sample Letter Sent in Response to Inquiries Related to Filing Restated Financial Statements for Errors in Accounting for Stock Option Grants” on our website at http://www.sec.gov/divisions/corpfin/guidance/oilgasltr012007.htm.
     Response:
     In 2006, the Company, led by its Audit Committee and with the assistance of counsel, performed a review of all historical stock option grants. As a result of this review, some measurement date discrepancies were found on various stock option grants resulting from issues with the documentation of those grants.
     The following is the SAB 99 materiality analysis that was performed by the Company:
“Mobility Electronics, Inc.
Analysis of Materiality — Quantitative

								Cumulative
								Adjusted
	12/31/00	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	12/31/2006	12/31/2006	Q4 2006

As reported:
Reported net income (loss)	$(15,335,000)	$(19,684,000)	$(18,863,000)	$(4,464,000)	$(2,200,000)	$5,007,000	(15,986,575)	(16,125,190)	(6,423,407)

Weighted average shares
Basic	9,885,000	14,809,000	17,009,000	23,440,000	28,027,000	30,004,000	31,392,000	31,392,000	31,697,000
Diluted	9,885,000	14,809,000	17,009,000	23,440,000	28,027,000	32,003,000	31,392,000	31,392,000	31,697,000

Reported EPS
Basic	$(1.55)	$(1.33)	$(1.11)	$(0.19)	$(0.08)	$0.17	(0.51)	(0.51)	(0.20)
Diluted	$(1.55)	$(1.33)	$(1.11)	$(0.19)	$(0.08)	$0.16	(0.51)	(0.51)	(0.20)

As adjusted:
Reported net income (loss)	(15,335,000)	(19,684,000)	(18,863,000)	(4,464,000)	(2,200,000)	5,007,000	(15,986,575)	(16,125,190)	(6,423,407)
2005 unadjusted differences				(104,140)	(115,993)	170,133	50,000
Tax impact of APB 25 adjustment not recorded				(698)	(37,260)	(24,166)	(14,887)
APB 25 adjustment	(45,031)	(98,559)	(101,287)	(163,031)	(197,652)	(100,586)	(10,451)	(716,597)	(716,597)

Adjusted net income (loss)	$(15,380,031)	$(19,782,559)	$(18,964,287)	$(4,731,869)	$(2,550,905)	$5,052,381	$(15,961,913)	$(16,841,787)	$(7,140,004)

Weighted average shares
Basic	9,885,000	14,809,000	17,009,000	23,440,000	28,027,000	30,004,000	31,392,000.00	31,392,000.00	31,697,000.00
Diluted	9,885,000	14,809,000	17,009,000	23,440,000	28,027,000	32,003,000	31,392,000.00	31,392,000.00	31,697,000.00

Reported EPS
Basic	$(1.56)	$(1.34)	$(1.11)	$(0.20)	$(0.09)	$0.17	$(0.51)	$(0.54)	$(0.23)
Diluted	$(1.56)	$(1.34)	$(1.11)	$(0.20)	$(0.09)	$0.16	$(0.51)	$(0.54)	$(0.23)

Change to reported EPS
Basic	$(0.0046)	$(0.0067)	$(0.0060)	$(0.0114)	$(0.0125)	$0.0015	$0.0008	$(0.0228)	$(0.0226)
Diluted	$(0.0046)	$(0.0067)	$(0.0060)	$(0.0114)	$(0.0125)	$0.0014	$0.0008	$(0.0228)	$(0.0226)

% change to reported EPS
Basic	0.3%	0.5%	0.5%	6.0%	16.0%	0.9%	-0.2%	4.4%	11.2%
Diluted	0.3%	0.5%	0.5%	6.0%	16.0%	0.9%	-0.2%	4.4%	11.2%

% Change in Income/Loss	0.3%	0.5%	0.5%	6.0%	16.0%	0.9%	-0.2%	4.4%	11.2%
Analysis of Materiality — Qualitative

Among other considerations that may well render material a quantitatively small misstatement of a financial statement item are:

Factor:	Evaluation:

1. Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate:	No estimate. Measurement relatively precise. Certain revised grant dates were estimated based on best available information. Once judgment was exercised in determining the appropriate measurement date, the computation of APB 25 expense was precise.

2. Whether the misstatement masks a change in earnings or other trend:	No change in reported earnings trend.

Kathleen Collins
July 20, 2007

Factor:	Evaluation:

3. Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise:	No. Analysts typically do not consider stock based compensation expense in their estimates.

4. Whether the misstatement changes a loss into income or vice-versa:	No change of reported loss to income or vice-versa.

5. Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operation or profitability:	No. Until 2005, Mobe only reported one segment.

6. Whether the misstatement affects the registrant’s compliance with regulatory requirements:	Other than SEC requirements, generally Mobe is not subject to other regulation.

7. Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements:	Historically, bank covenants were based on EBITDA, to which stock compensation expense would be added back.

8. Whether the misstatement has the effect of increasing management’s compensation — for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation:	No. Any management bonuses (if earned) were not based on GAAP net income or loss, but were typically based on EBITDA.

9. Whether the misstatement involves concealment of an unlawful transaction:	No.
CONCLUSION
     Based on both the quantitative and qualitative analysis presented above, we conclude that differences relating to ABP 25 expense associated with the determination of new measurements dates is not material to any single annual period, nor is it cumulatively material to 2006. Although in 2004 the difference is 16.0% of pre-adjusted net loss, when combined with the qualitative factors discussed above and the fact that the difference was ~$0.01 per share on the reported net loss while analyst consensus for 2004 was for net income, we conclude the 2004 difference is not material. Furthermore, although the Q4 2006 impact was 11.2%, the impact of the adjustment on the annual 2006 results was 4.4% and is not considered material. The impact to EPS for the year and the fourth quarter was approximately $0.02, which based on our overall analysis of the quantitative and qualitative factors, we consider this difference to be not material to either.”

Kathleen Collins
July 20, 2007

     This qualitative analysis was supported by the findings of the Company’s detailed review and analysis of its historical equity award grants and resulting conclusion that, while issues with the documentation of the Company’s historical equity grants were identified, it did not appear that the Company ever attempted to intentionally backdate options nor did the Company backdate options for the purpose of benefiting from a change in the Company’s stock price. This conclusion was based in large part upon the following factors identified by the Company in its review:
•	New-hire grants were issued to employees at an exercise price that was determined pursuant to formulas that were consistently applied;

•	Board grants were issued to non-employee directors pursuant to formulas that were consistently applied;

•	Special grants were issued at exercise prices determined on the date of grant with adequate supporting documentation for the timing and effectiveness of grants that did not have satisfactory documentation;

•	A comparison of the Company’s historical stock prices with the timing of historical grants did not reflect an attempt to time the issuance of equity grants at points in time when the Company had a relatively low stock price;

•	From November 2001 to June 2003 (a time period in which a large number of options were granted), the Company’s stock price did not fluctuate greatly (ranging in price between approximately $1 and $3 per share); and

•	Beginning in January 2005, the Company ended its practice of granting stock options in favor of granting restricted stock units.
     Based upon this analysis of both quantitative and qualitative factors, the Company determined that the accounting impact resulting from the “revised grant date measurement dates” was not material and did not, therefore, require a restatement of the Company’s previously issued financial statements.
     The Company also performed an analysis of the payroll tax exposure related to the fact that some of the options impacted by the grant date discrepancies had been treated as qualified incentive stock options from a tax perspective. After considering all of the relevant information, the Company determined that the maximum potential impact of this exposure was not significant and did not record an adjustment to its financial statements; however, the unrecorded adjustment is reflected in the SAB 99 analysis set forth above.
     In considering the referenced “Sample Letter Sent in Response to Inquiries Related to Filing Restated Financial Statements for Errors in Accounting for Stock Option Grants,” the Company notes that the letter’s applicability is tied to a “plan to restate previously issued financial statements.” As a result of the Company’s SAB 99 analysis, it determined that a restatement of previously issued financial statements was

Kathleen Collins
July 20, 2007

not necessary. Therefore, the disclosures described in the referenced sample letter are not applicable.
Note 14: Income Taxes, page 61
2.	Please explain the ($2,372) adjustment to deferred taxes, which is included in your reconciliation of the Company’s Federal statutory tax rate to your income tax provision.
     Response:
     During 2006, the Company prepared and filed tax returns for 2003, 2004 and 2005. The 2006 adjustment to deferred taxes referred to above represents the cumulative change in deferred taxes related to the correction and finalization of net operating losses related to those recently filed tax returns. As the Company maintains a full valuation allowance against its deferred tax assets, this adjustment was offset by a corresponding change in the Company’s deferred tax valuation allowance and, therefore, had no impact on reported net income or loss for 2006 or any previous year.
Note 19: Business Segments, Concentration of Credit Risk and Significant Customers, page 69
3.	We note that effective March 31, 2005, the Company formed a separate division, specifically for the purpose of developing, marketing and selling its power products for low-power mobile electronic devices, which the Company has named the “Low-Power Group”. We also note your disclosures in the MD&A where you include a discussion of low-power product sales included in the High-Power Group segment disclosures. Further note your breakdown of product sales on page 70 where it appears that the revenues from the Low-Power Group product sales for periods prior to April 1, 2005 are available. In this regard, tell us how you considered paragraphs 34 and 35 of SFAS 131 and explain why the Company did not revise the segment disclosures to reflect the results of the “Low-Power Group” segment prior to April 1, 2005.
     Response:
     The Company’s business segments do not correlate directly to its product lines. For example, while the Company has a business segment entitled “High Power Group,” revenues may be included in that segment from the sale of both low- and high-power products. In addition, the Company does not accumulate operating expenses and, therefore, does not calculate operating results by product line.
     The Company formed the Low Power Group (formerly known as the “iTip Division”) on March 31, 2005 as a result of a transaction completed on that date between the Company, Motorola, Inc. and RadioShack Corporation. This transaction required that Mobility measure the revenue and operating results arising from the sale of designated

Kathleen Collins
July 20, 2007

products through designated channels (i.e. the Low Power Group). As a result of this contractual requirement, the Company’s chief operating decision maker began to separately evaluate the operating results of the Low Power Group, the High Power Group, and the Connectivity Group. Consequently, on April 1, 2005, in accordance with SFAS 131, the Company instituted segment reporting.
     While the Company sells both low- and high-power products, the contractual arrangement described above dictates the segment in which the revenue is reported. Accordingly, prior to April 2005, the Low Power Group did not exist and, therefore, had no revenue. As a result, the requirements of paragraphs 34 and 35 of SFAS 131, as they pertain to disclosures prior to April 1, 2005, do not apply.
Note 23: Subsequent Events, page 72
4.	We note that in the first quarter of fiscal 2007, the Company sold substantially all of the assets of your handheld connectivity business to CradlePoint. We further note from your disclosures in Note 13 to the Company’s March 31, 2007 Form 10-Q that in April 2007 you closed two separate transactions involving the sale of substantially all of the assets of the Company’s expansion and docking business. With regards to these transactions, please explain the following:
•	For each of the three transactions, tell us how you considered the criteria of paragraph 30 of SFAS 144 in determining whether these assets should be classified as held for sale as of December 31, 2006 or March 31, 2007. Also, tell us how you considered paragraph 42 of SFAS 144 in determining whether the sales of these businesses should be classified as discontinued operations.

•	We note that the Company anticipates that the sale of the expansion and docking business to Mission Technology Group (a related-party) will continue to be consolidated for accounting purposes pursuant to FIN 46R. Please provide your analysis under FIN 46R that led to the Company’s conclusions.

•	Please provide a breakdown of the assets sold in each transaction and tell us whether the Company recognized any gain or loss on the sale of these businesses. If the Company has deferred any gain recognition, please tell us when you anticipate recognizing such gain. In your response, please provide the terms of the sale of the patent portfolio to A.H. Cresant Group, LLC. Also, tell us how you determined the value of the 15% fully-diluted equity interest received in Mission Technology Group.
     Response:
     For purposes of background, it should be noted that CradlePoint, A.H. Cresant and Mission Technology Group, the entities involved in the above-described transactions, are unrelated to each other. Furthermore, while CradlePoint and A.H. Cresant are also unrelated to the Company, the President and majority shareholder of Mission Technology

Kathleen Collins
July 20, 2007

Group, Mr. Randy Jones, served as the Company’s Senior Vice President and General Manager, Connectivity, immediately prior to completion of the Mission Technology Group transaction.
     The Company will address each of the above bullet points on a transaction by transaction basis as follows:
1. CradlePoint
     Bullet #1: Paragraph 30 for SFAS 144 states that a long lived asset (disposal group) to be sold shall be classified as held for sale in the period in which, among other criteria, per subparagraph (a) — management has the authority to approve the action and commits to a plan to sell the asset (disposal group). The Company’s Board of Directors authorized management to commit to the sale of assets to CradlePoint on February 20, 2007 and the sale was closed on February 22, 2007. Accordingly, as management had not received authority from the Company’s Board of Directors to approve or commit to the sale by December 31, 2006, it was not appropriate to classify the assets that were eventually sold to CradlePoint as “held for sale” at that date. As of March 31, 2007, the Company had already completed the sale of the assets to CradlePoint.
     The Company determined that paragraph 42 of SFAS 144 did not apply to the CradlePoint transaction as this was a sale of a product line only and not a sale of a “component of an entity” as defined in paragraph 41 of SFAS 144 because the product line sold was not comprised of operations and cash flows that could be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity.
     Bullet #2: Does not apply to the CradlePoint transaction.
     Bullet #3: The following is a breakdown of the handheld cradle assets sold to CradlePoint:
•	products and customer lists;

•	seller contracts;

•	equipment (PC’s, laptops, servers, oscilloscopes, test, etc.);

•	inventory;

•	open purchase orders; and

•	tooling.
     At the date of sale, the inventory asset group listed above had a recorded net book value of $1.5 million. The recorded net book value of all other asset groups sold to CradlePoint was $0. At the time of sale, the Company did not record any gain, but did record a deferred gain of approximately $175,000. The Company anticipates recognition of this gain when full collectibility of its note receivable from CradlePoint is reasonably assured.

Kathleen Collins
July 20, 2007

2.	A.H. Cresant Sale
     Bullet #1: While the Company’s analysis of the impact of paragraphs 30 and 42 of SFAS 144 is set forth below, the Company believes that the $28,000 net book value of the assets sold to A.H. Cresant is not material.
     Paragraph 30 for SFAS 144 states that a long lived asset (disposal group) to be sold shall be classified as held for sale in the period in which, among other criteria, per subparagraph (a) - management has the authority to approve the action and commits to a plan to sell the asset (disposal group) and per subparagraph (d) — the sale of the asset is probable.
     The Company’s Board of Directors authorized management to commit to the sale of assets to A.H. Cresant on February 20, 2007 and the sale was closed on April 16, 2007. Accordingly, as management had not received authority from the Company’s Board of Directors to approve or commit to the sale by December 31, 2006, it was not appropriate to classify the assets that were eventually sold to A.H. Cresant as “held for sale” at that date.
     As a condition to the sale of the assets to A.H. Cresant, it was required that the Company obtain full releases of all liens against these assets and that A.H. Cresant complete its diligence of all outstanding licenses and agreements relating to these assets. As of March 31, 2007, the Company had not yet obtained releases of the liens against these assets and the Company’s ability to complete this requirement was not determinable as the Company was having difficulty in contacting the lienholders and receiving the necessary lien releases that encumbered these assets. In addition, subsequent to the execution of the sale agreement on February 20, 2007, but prior to the closing on April 16, 2007, additional diligence revealed an outstanding license agreement relating to the assets that caused concern for A.H. Cresant in closing the transaction. Ultimately, an adjustment to the sales price and two amendments to the original sale agreement, one executed on February 27, 2007 and the other on April 12, 2007, were required to resolve the lien and diligence issues. Prior to the execution of the second amendment on April 12, 2007, the Company did not believe that the completion of this transaction was probable. Accordingly, it was not appropriate to classify the assets that were eventually sold to A.H. Cresant as “held for sale” at March 31, 2007.
     Given the determination by the Company that the patent portfolio was not “held for sale” as of December 31, 2006 and March 31, 2007, it was not necessary to consider paragraph 42 of SFAS 144 at that time.
     In analyzing paragraph 42 of SFAS 144 for periods subsequent to March 31, 2007, the Company has determined that paragraph 42 of SFAS 144 does not apply to the A.H. Cresant transaction as this was a sale of a patent portfolio only and not a sale of a “component of an entity” as defined in paragraph 41 of SFAS 144 because the patents sold were not comprised of operations and cash flows that could be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity.

Kathleen Collins
July 20, 2007

     Bullet #2: Does not apply to the A.H. Cresant transaction.
     Bullet #3: The transaction with A.H. Cresant involved the sale of a portfolio of approximately 14 issued and pending patents relating to the Company’s PCI expansion and docking technology, which had a recorded net book value of approximately $28,000 at the date of sale. The Company recorded a gain of approximately $1.8 million on this transaction.
     With respect to the terms of the A.H. Cresant sale, at the closing on April 16, 2007, the Company received cash of $1,750,000 and a receivable for $100,000 to be paid on the release of liens related to the assets purchased. In addition, at the closing, A.H. Cresant granted the Company a non-exclusive, perpetual, non-transferable, non-sublicensable, and royalty-free license to the patents to do the following: (a) make expansion and docking products; (b) have a third party make expansion and docking products, or subcomponents of expansion and docking products, for the Company and (c) lease, use, market, sell, offer for sale, import and otherwise dispose of expansion and docking products made by the Company or by a third party in accordance with (a) and (b). Also as of the closing date, Mobility was granted the right to sublicense these rights solely to Mission Technology Group.
3.	Mission Technology Group Sale
     Bullet #1: Paragraph 30 for SFAS 144 states that a long lived asset (disposal group) to be sold shall be classified as held for sale in the period in which, among other criteria, per subparagraph (a) — management has the authority to approve the action and commits to a plan to sell the asset (disposal group), and per subparagraph (d) — the sale of the asset is probable.
     The Company’s Board of Directors authorized management to commit to the sale of assets to Mission Technology Group on February 20, 2007 and the sale was closed on April 16, 2007. Accordingly, as management had not received authority from the Company’s Board of Directors to approve or commit to the sale by December 31, 2006, it was not appropriate to classify the assets that were eventually sold to Mission Technology Group as “held for sale” at that date.
     As a condition to the sale of the assets to Mission Technology Group, it was required that the Company complete the sale of its portfolio of PCI expansion and docking patents to a third party for at least $2 million and grant a sublicense to these patents to Mission Technology Group. This condition was ultimately satisfied by agreement of the parties on April 16, 2007 to sell the patent portfolio to A.H. Cresant pursuant to the terms discussed above. As of March 31, 2007, however, the Company had not completed the sale of the patents. As a result, given the condition that the sale of the patents be completed first and, as a result of the Company’s uncertainty regarding the closing of the patent sale for the reasons mentioned above in the A.H. Cresant transaction, the Company did not believe that the completion of the Mission Technology Group transaction was probable on March 31, 2007. Accordingly, it was not appropriate

Kathleen Collins
July 20, 2007

to classify the assets that were eventually sold to Mission Technology Group as “held for sale” at March 31, 2007.
     Given the determination by the Company that the assets ultimately sold to Mission Technology Group were not “held for sale” as of December 31, 2006 and March 31, 2007, it was not necessary to consider paragraph 42 of SFAS 144 at that time.
     In analyzing paragraph 42 of SFAS 144 for periods subsequent to March 31, 2007, the Company has determined that paragraph 42 of SFAS 144 does not apply to the Mission Technology Group transaction because of the applicability of FIN 46R as discussed below in Bullet #2.
     Bullet #2: According to the provisions of FIN 46R, an entity shall be considered a “Variable Interest Entity” that is potentially subject to consolidation if any of the conditions in subparagraphs (a) — (c) of paragraph 5 are met. The Company believes that the conditions in subparagraph (a) and (b)(1) of paragraph 5 of FIN46R have been met based on the following analysis:
     The assets purchased by Mission Technology Group from the Company were financed in full with two promissory notes payable to the Company totaling approximately $3.9 million. The equity holders in Mission Technology Group, which include the Company, with a 15% equity interest, and Mr. Jones, with an 85% equity interest, made no cash equity investment in the formation of Mission Technology Group. Accordingly, the balance sheet of Mission Technology Group indicates $0 equity capital. Also, the Company entered into a stockholder agreement with Mission Technology Group that specifically states matters requiring stockholder approval, including but not limited to the following: amending the terms of the Mission Technology Group’s stock option plan to increase the number of shares available; declaring or paying dividends; selling, conveying a license or otherwise disposing of all or substantially all of Mission Technology Group’s assets; merging into or consolidating with any other corporation; and amending, altering or repealing any provision of Mission Technology Group’s Articles of Incorporation. Each of these actions require an affirmative vote of 90% of outstanding shares, which neither the Company nor Mr. Jones maintains. In addition, while the common stock of Mission Technology Group that Mr. Jones and the Company own provides them with full voting rights, each of these holders is financially beholden to the $3.9 million promissory note financing provided by the Company in order to close the transaction.
     As a result, for purposes of subparagraph (a) of paragraph 5 of FIN 46R, the Company has concluded that the total equity investment at risk of $0 is not sufficient to permit Mission Technology Group to finance its activities without additional subordinated financial support. In addition, for purposes of subparagraph (b)(1) of paragraph 5 of FIN 46R, the Company has concluded that the holders of the equity investment at risk in Mission Technology Group, namely Mr. Jones (85% interest) and the Company (15% interest), do not possess the characteristics of a

Kathleen Collins
July 20, 2007

controlling financial interest. Accordingly, the Company believes Mission Technology Group is a variable interest entity.
     Pursuant to paragraph 12 of FIN 46R, the Company has determined that the promissory notes it holds totaling approximately $3.9 million and its 15% equity interest in Mission Technology Group represent variable interests in the assets of Mission Technology Group as they absorb the variability of the entity. Likewise, the Company has also determined that the 85% equity interest held by Mr. Jones represents a variable interest in the assets of Mission Technology Group as it also absorbs the variability of the entity.
     Pursuant to paragraph 16(b) of FIN 46R, the Company has determined that it and Mr. Jones, as related parties, are de facto agents of the Company since Mr. Jones received his equity interest in Mission Technology Group as a contribution from the Company. The Company considered the relevant facts and circumstances indicated in subparagraphs (a) through (d) of paragraph 17 of FIN 46R. The Company has determined that, pursuant to subparagraph (c) it is the related party that is most closely associated with Mission Technology Group as the Company’s exposure to the expected losses of Mission Technology Group exceeds that of Mr. Jones. Also, the Company has determined that, pursuant to subparagraph (d), the design of Mission Technology Group, which was formed by the contribution of assets from the Company in exchange for promissory notes payable to the Company, indicates that the Company is the related party that is most closely associated with Mission Technology Group and therefore the primary beneficiary.
     As a result, based on the above and pursuant to paragraphs 14 and 15 of FIN 46R, the Company has determined that it is the primary beneficiary of the variable interests in Mission Technology Group and, accordingly, will consolidate Mission Technology Group’s financial results into the Company’s future periodic financial reports.
     Bullet #3: The following is a breakdown of the PCI expansion and docking assets sold to Mission Technology Group:
•	products and customer lists;

•	seller contracts;

•	equipment (PC’s, laptops, etc.);

•	inventory;

•	open purchase orders;

•	tooling; and

•	cash.
     The net book value of the assets sold to Mission Technology Group, at the date of sale, was approximately $1.1 million of inventory, approximately $81,000 of tooling and $925,000 of cash. The recorded net book value of all other asset groups sold to Mission Technology Group was $0. As a result of the Company’s conclusion relative to the provisions of FIN 46R, the Company will consolidate the financial position and operating

Kathleen Collins
July 20, 2007

results of Mission Technology Group into the Company’s future periodic financial reports. Accordingly, although the Company sold assets with a book value of approximately $2.1 million in exchange for approximately $3.9 million in promissory notes and a 15% equity interest in Mission Technology Group, the Company did not record any gain or deferred gain at the time of sale. As a result, any valuation of the Company’s 15% equity interest in Mission Technology Group is not relevant for purposes of calculating any gain or loss on this transaction and will be eliminated in consolidation.
     As requested pursuant to the Comment Letter, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact me at (480) 477-3636 to discuss any questions you may have.

Sincerely, MOBILITY ELECTRONICS, INC.

Joan W. Brubacher
Executive Vice President & CFO

cc:	Kari Jin, Staff Accountant Brian Roberts, General Counsel, Mobility Electronics, Inc.